Exhibit - 11

DIODES INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2005	2004	2005

BASIC
Weighted average number of common shares outstanding used in computing basic earnings per share	13,265,146	14,418,819	13,180,992	14,318,916

Net income	$6,123,000	$7,665,000	$10,980,000	$14,905,000

Basic earnings per share	$0.46	$0.53	$0.83	$1.04

DILUTED
Weighted average number of common shares outstanding used in computing basic earnings per share	13,265,146	14,418,819	13,180,992	14,318,916
Assumed exercise of stock options	2,064,614	1,790,832	2,125,097	1,752,507
	15,329,760	16,209,651	15,306,089	16,071,423

Net income	$6,123,000	$7,665,000	$10,980,000	$14,905,000

Diluted earnings per share	$0.40	$0.47	$0.72	$0.93

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